                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           450 Fifth Street, N.W.
                           Washington, D.C. 20549








                                   REPORT OF
            INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT










                               In respect of its
             U.S. Dollar 1,000,000,000 4.125 per cent Global Notes
                               due June 24, 2009





                  Filed pursuant to Rule 3 of Regulation BW




                             Dated: June 22, 2004

          The following information regarding the U.S. Dollar 1,000,000,000
4.125 per cent Global Notes due June 24, 2009 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2003) is already on file with the Securities and Exchange Commission.

  Item 1. DESCRIPTION OF OBLIGATIONS


          (a) U.S. Dollar 1,000,000,000 4.125 per cent Global Notes due June 24, 2009.

          (b) The interest rate will be 4.125 per cent, payable semi-annually each December 24, and June 24, commencing on December 24, 2004.

          (c) Maturing June 24, 2009. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d)  Not Applicable.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f)  Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h)  See Prospectus, pages 6-10.

          (i)  Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

  Item 2. DISTRIBUTION OF OBLIGATIONS

          As of June 22, 2004, the Bank intends to enter into a Terms Agreement with Citigroup Global Markets Inc., Daiwa Securities SMBC Europe, and Morgan Stanley & Co. International Limited, ABN AMRO Bank N.V., Dresdner Bank Kleinwort Wasserstein, Goldman Sachs International, HSBC Bank Plc., J.P. Morgan Securities Ltd., and Nomura

International Plc., as Managers (the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 1,000,000,000 at 99.687% of par, less commissions of 0.10%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about June 24, 2004.

          The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

  Item 3. DISTRIBUTION SPREAD


              Price to                 Selling Discounts          Proceeds to the
               Public                   and Commissions                 Bank
              --------                 -----------------          ----------------
         Per Unit: 99.687%                   0.10%                     99.587%
       Total: USD 996,870,000              1,000,000              USD 995,870,000

  Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

  Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

  Item 6. APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of Bank.

  Item 7. EXHIBITS

          None